SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CAMERON INTERNATIONAL CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

1.50% Convertible Senior Debentures due 2024
(Title of Class of Securities)

216640AE2 and 216640AD4
(CUSIP Numbers of Class of Securities)

William C. Lemmer, Esq.
Senior Vice President and General Counsel
Cameron International Corporation
1333 West Loop South, Suite 1700
Houston, Texas  77027
Telephone:  (713) 513-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:
Christine A. Hathaway, Esq.
Vinson & Elkins L.L.P.
2001 Ross Avenue, Suite 3700
Dallas, Texas  75201
Telephone: (214) 220-7700

CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee**
$131,104,000	$7,315.60

*
Calculated solely for purposes of determining the filing fee.  The purchase price of the 1.50% Convertible Senior Debentures due 2024 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date.  As of April 15, 2009, there was $131,104,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $131,104,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $55.80 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐third-party tender offer subject to Rule 14d-1.	☐going-private transaction subject to Rule 13e-3.
☒issuer tender offer subject to Rule 13e-4.	☐amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of May 11, 2004 (the “Indenture”), between Cameron International Corporation (f/k/a Cooper Cameron Corporation), a Delaware corporation (“Cameron” or the “Company”), and U.S. Bank National Association, as successor trustee to SunTrust Bank, as trustee (the “Trustee”), for the Company’s 1.50% Convertible Senior Debentures due 2024 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company Notice to Holders of 1.50% Convertible Senior Debentures due 2024, dated April 16, 2009 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the holders under the terms and subject to the conditions set forth in the Indenture and the Option Documents.  The Notes are convertible into cash and shares of common stock, $0.01 par value per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes.  The Company maintains its principal executive offices at 1333 West Loop South, Suite 1700, Houston, Texas  77027, and the telephone number there is (713) 513-3300.  As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.

Item 10.  Financial Statements.

(a)           Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

(b)           Not applicable.

Item 11.  Additional Information.

(a)           Not applicable.

(b)           Not applicable.

Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 1.50% Convertible Senior Debentures due 2024, dated April 16, 2009.

(a)(5)	Press release issued on April 16, 2009.

(b)	Not applicable.

(d)(1)
Indenture, dated as of May 11, 2004, between the Company and the Trustee, filed as Exhibit 4.1 to the Registration Statement on Form S-3 dated June 21, 2004, of the Company, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2009
CAMERON INTERNATIONAL CORPORATION
By: /s/ William C. Lemmer
William C. Lemmer
Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 1.50% Convertible Senior Debentures due 2024, dated April 16, 2009.

(a)(5)	Press release issued on April 16, 2009.

(b)	Not applicable.

(d)(1)
Indenture, dated as of May 11, 2004, between the Company and the Trustee, filed as Exhibit 4.1 to the Registration Statement on Form S-3 dated June 21, 2004, of the Company, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.